

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Christine West
Chief Financial officer
Endeavour Silver Corp.
1130-609 Granville Street
Vancouver
British Columbia
Canada V7Y 1G5

  Re: Endeavour Silver Corp.
    Form 40-F for the Fiscal Year Ended December 31, 2021
    Filed March 10, 2022
    File No. 001-33153

Dear Ms. West:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2021

Exhibit 99.2 - Consolidated Financial Statements
10. Mineral Properties, Plant and Equipment
(e) El Cubo, Mexico, page 26

1. Please tell us how you calculated the $16.8 million reversal of impairment related to El Cubo and explain how your calculation complies with paragraphs 122 and 123 of IAS36. Please ensure your response addresses the following:
- Provide the net book value of the impaired assets by type prior to the reversal.
- Provide the net book value of these assets by type after reversal and the methods used to determine this amount.
- Demonstrate how the post reversal amounts agree to the assets and liabilities held for sale reported as of March 31, 2021.

- Clarify how the $200.1 million related to depletion and depreciation factors into the calculation of the reversal and what it represents.

22. Segment Disclosures, page 39

2. We note your disclosure at page 12 of Management's Discussion and Analysis indicates that you suspended operations at El Compas in mid-August 2021 as the mineral reserves at the mine were exhausted. Please tell us why the underlying mineral property plant and equipment balances related to El Compas have not been fully depleted as of December 31, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa, Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation